Exhibit 99.28(h)(6)

INVESTMENT MANAGERS SERIES TRUST III

FORM OF AMENDED AND RESTATED

ADMINISTRATIVE SERVICES AGREEMENT

WHEREAS, the series, as set forth in Exhibit A hereto (each a “Fund”), of the FPA Funds Trust (the “Trust”), a Delaware business trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company that offers multiple classes, as set forth in Exhibit A hereto (each a “Class”), of shares of beneficial interest (collectively, the “Shares”);

WHEREAS, First Pacific Advisors, LP (“FPA”), is a Delaware limited partnership registered under the Investment Advisers Act of 1940, as amended, and is engaged in the business of providing investment advisory and related services to each Fund and to other investment companies;

WHEREAS, each Fund wishes to have FPA assist financial advisers and other intermediaries with their provision of service to shareholders of the Fund and to arrange for and coordinate, monitor and oversee the activities performed by the third parties, including those with which the Fund contracts for the provision of sub-transfer agency services (the “administrative services”);

WHEREAS, FPA is willing to perform or to cause to be performed such administrative services for the Shares on the terms and conditions set forth herein; and

WHEREAS, each Fund, as set forth in Exhibit A hereto, and FPA wish to enter into an Administrative Services Agreement (“Agreement”) whereby FPA would perform or cause to be performed certain administrative services for the Fund’s Shares, as set forth in Exhibit B hereto.

NOW, THEREFORE, the parties agree as follows:

1.               Services. During the term of this Agreement, FPA shall perform or cause to be performed the administrative services set forth in Exhibit B hereto, as such exhibit may be amended from time to time by mutual consent of the parties.

2.               Fees. In consideration of administrative services performed by FPA for the Shares the relevant Fund shall pay FPA an administrative services fee (“administrative fee”). For each Classes of Shares of each Fund, the administrative fee shall accrue daily and shall be calculated at the applicable annual rate, as set forth in Exhibit A hereto, of the average daily net assets of the relevant Class of Shares. The administrative fee shall be invoiced and paid within 30 days after the end of the month in which the administrative services were performed.

3.               Effective Date and Termination of Agreement. This Agreement shall become effective on September 4, 2020 and unless terminated sooner it shall continue in effect until September 30, 2021. It may thereafter be continued from year to year only with the approval of a majority of those trustees of the Fund who are not “interested persons” of the relevant Fund (as defined in the 1940 Act) and have no direct or indirect financial interest in the operation of this Agreement or any agreement related to it (the “Independent Trustees”). This Agreement may be terminated as to a Fund as a whole or any Class individually at any time by vote of a majority of the Independent Trustees. FPA may terminate this agreement upon sixty (60) days’ prior written notice to the relevant Fund.

4.               Amendment. No material amendment to this Agreement shall be made unless such amendment is approved by the vote of a majority of the Independent Trustees

5.               Assignment. This Agreement shall not be assignable by either party hereto and in the event of assignment shall automatically terminate forthwith. The term “assignment” shall have the meaning set forth in the 1940 Act. Notwithstanding the foregoing, FPA is specifically authorized to contract with its affiliates for the provision of administrative services on behalf of the Fund.

6.               Issuance of Series of Shares. If a Fund shall at any time issue Shares in more than one Class, this Agreement may be adopted, amended, continued or renewed with respect to a Fund as provided herein, notwithstanding that such adoption, amendment, continuance or renewal has not been effected with respect to any one or more other series of the Trust.

7.               Choice of Law. This Agreement shall be construed under and shall be governed by the laws of the State of California, and the parties hereto agree that proper venue of any action with respect hereto shall be Los Angeles County, California.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate original by their officers thereunto duly authorized, as of September 4, 2020.

FIRST PACIFIC ADVISORS, LP	INVESTMENT MANAGERS SERIES TRUST III

By:	By:

J. Richard Atwood	Rita Dam

Director, FPA GP, Inc., General Partner	Treasurer

EXHIBIT A

to the

Administrative Services Agreement (the “Agreement)

Funds and Classes to which the Agreement Applies

FUNDS	CLASSES
FPA Crescent Fund	• Supra Institutional Class Shares • Institutional Class Shares • Investor Class Shares

Annual Administrative Servicing Fees by Class

Supra Institutional Class	0.01%
Institutional Class	0.07%
Investor Class	0.07%

EXHIBIT B

to the

Administrative Services Agreement

1.             Assisting Shareholders, their Advisers and Financial Intermediaries in their Provision of Shareholder Services

FPA shall provide services to shareholders, their advisers and financial intermediaries that may include providing in-depth information on the Fund and market developments that impact Fund investments, communicating with shareholders about their holdings of shares; answering shareholder inquiries regarding account status and the procedures for the purchase and redemption of shares; providing account balances;  providing communications from the fund and its portfolio managers and officers; detailed Fund analytics, and; such other matters as may reasonably be requested by advisers or other intermediaries to assist them in their provision of service to shareholders of the Fund.

2.             Coordination, Oversight and Monitoring of Service Providers

FPA shall monitor, coordinate and oversee the activities performed by the third parties, including those with which the Fund contracts for the provision of sub-transfer agency services. In doing so FPA shall establish procedures to monitor the activities of such third parties. These procedures may, but need not, include monitoring: (i) compliance with the Fund prospectus; (ii) the accuracy and timeliness of financial and non-financial; (iii) transactions telephone queue wait times and abandon rates; (iv) website and voice response unit downtimes; and (v) downtime of the third party’s shareholder account recordkeeping system.